

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Mr. Jeffrey B. Johnson
Chief Accounting Officer
Scientific Games Corporation
750 Lexington Avenue
New York, NY 10022

     **Re:**    **Scientific Games Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2012**
              **Filed March 12, 2013**
              **File No. 000-13063**

We have reviewed your letter dated September 18, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 4, 2013.

Consolidated Financial Statements

Note (2) Business and Geographic Segments, page 85

1.      In your response to prior comment 3 you indicate that gross margins for the operating segments within your reportable segments are similar and you believe that they will continue to have comparable long-term gross margins. Please provide us with the quantitative analysis that supports your conclusion that the operating segments that are aggregated are economically similar. See ASC 280-10-50-11.

2.      Also, we note the proposed disclosure provided in response to prior comment 3. Please confirm that you will revise to disclose that certain operating segments have been aggregated and to explain which operating segments have been aggregated into a single reportable segment. See ASC 280-10-50-21.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief